Exhibit 16

KPMG LLP

Suite 700

600 Anton Boulevard

Costa Mesa, CA 92626-7651

September 13, 2004

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Provena Foods Inc. (the Company) and, under the date of February 6, 2004, except as to Note 7, which is as of February 26, 2004, we reported on the financial statements of the Company as of and for the years ended December 31, 2003 and 2002. On September 8, 2004, our appointment as principal accountants was terminated. We have read the Company’s statements included under Item 4 of its Form 8-K dated September 13, 2004, and we agree with such statements, except that we are not in a position to agree or disagree with the statement in the first paragraph, stating the Corporation engaged Cacciamatta Accountancy Corporation as the Corporation’s independent registered public accounting firm, and the fourth paragraph in the Company’s Form 8-K.

Very truly yours,

/s/    KPMG LLP